# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Katapult Holdings, Inc., CIK 0001785424
CUSIP: 485859201
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 5360 Legacy Drive, Building 2, Plano, Texas (TX), 75024
Date of event which requires filing of this statement: 08/10/2026
Filed by CIK 0002095529
Persons authorized to receive notices and communications: Lane Risser, 88 West Mound Street, Columbus, Ohio (OH), 43215, 614-634-9100

## Reporting persons
- HHCF Series 21 Sub, LLC (CIK 0002095529): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 645,247; sole dispositive power 0; shared dispositive power 645,247; aggregate amount beneficially owned 645,247 (12.98% of the class)
  Comment: (1) Based on 4,972,405 shares of Common Stock outstanding as reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2026, filed with the Securities and Exchange Commission on August 4, 2026.
- HHCF Series 21 Sub Holdco, LLC (CIK 0002095528): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 645,247; sole dispositive power 645,247; shared dispositive power 0; aggregate amount beneficially owned 645,247 (12.98% of the class)
  Comment: (1) Based on 4,972,405 shares of Common Stock outstanding as reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2026, filed with the Securities and Exchange Commission on August 4, 2026.
- Hawthorn Horizon Credit Fund, LLC (CIK 0002095523): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 645,247; sole dispositive power 0; shared dispositive power 645,247; aggregate amount beneficially owned 645,247 (12.98% of the class)
  Comment: (1) Based on 4,972,405 shares of Common Stock outstanding as reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2026, filed with the Securities and Exchange Commission on August 4, 2026.
- Lane Risser (CIK 0002095668): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 645,247; sole dispositive power 0; shared dispositive power 645,247; aggregate amount beneficially owned 645,247 (12.98% of the class)
  Comment: (1) Based on 4,972,405 shares of Common Stock outstanding as reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2026, filed with the Securities and Exchange Commission on August 4, 2026.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: Katapult Holdings, Inc.
Address of issuer's principal executive offices: 5360 Legacy Drive, Building 2, Plano, Texas (TX), 75024
Comment: By this Amendment No. 2, HHCF Series 21 Sub, LLC ("HHCF Sub") and the other Reporting Persons amend and supplement the responses to Item 4 of the Statement on Schedule 13D (the "Original Schedule 13D", as amended and supplemented through the date of this Amendment No. 2, the "Schedule 13D"), filed with respect to the shares of common stock, par value $0.0001 per share, of Katapult Holdings, Inc (the "Issuer"). Capitalized terms not otherwise defined have the meanings set forth in the Schedule 13D.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

Pursuant to the Side Letter, (i) on August 11, 2026, effective as of immediately prior to the Aaron's MIP Exchange, HHCF sold to the Issuer all 65,000 shares of the Issuer's Preferred Stock held by HHCF pursuant to the Investment Agreements (collectively, the "Outstanding Preferred Shares"), and all such shares of the Issuer's Preferred Stock were deemed automatically repurchased by the Issuer, effective immediately prior to the Aaron's MIP Exchange and without the further action of the Issuer, HHCF or any other person, at a price per share of the Issuer's Preferred Stock equal to the "Liquidation Preference" (as defined in the Preferred Stock Certificates of Designations) of such share of the Issuer at the "Close of Business" on the "Business Day" (as each such term is defined in the Preferred Stock Certificates of Designations) immediately preceding the Aaron's MIP Exchange, plus any accrued and unpaid "Regular Dividends" (as defined in the Preferred Stock Certificates of Designations) thereon, to, but excluding, the "Business Day" (as defined in the Preferred Stock Certificates of Designations) immediately preceding the Aaron's MIP Exchange (but only to the extent such accumulated and unpaid Regular Dividends are not included in such Liquidation Preference) (such aggregate purchase price for the Outstanding Preferred Shares, the "Aggregate Conversion Amount"), which purchase price was paid by the issuance of a new debt instrument with an initial principal amount equal to the Aggregate Conversion Amount by a subsidiary of the Issuer; (ii) on August 10, 2026, HHCF exercised the Warrants on a cashless basis in full for an aggregate of 645,247 shares of the Issuer's Common Stock; and (iii) the Director Nomination Agreement terminated, effective as of immediately prior to the Aaron's MIP Exchange.

## Signatures
- HHCF Series 21 Sub, LLC: /s/ Lane Risser, Lane Risser, Manager (08/12/2026)
- HHCF Series 21 Sub Holdco, LLC: /s/ Lane Risser, Lane Risser, Manager (08/12/2026)
- Hawthorn Horizon Credit Fund, LLC: /s/ Lane Risser, Lane Risser, Manager (08/12/2026)
- Lane Risser: /s/ Lane Risser, Lane Risser (08/12/2026)